TO: The Securities and Exchange Commission
       Washington, D.C. 20549

RE: Reconstruction Data Group, Inc.

INDEPENDENT AUDITORS' CONSENT

We consent to the use in the Registration Statement of Reconstruction Data Group, Inc.
on Form SB-1 of our report dated May 4, 2001 on the financial statements of
Reconstruction Data Group, Inc., appearing in the prospectus, which is part of this
Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

\S\ Cordovano and Harvey, P.C.
Cordovano and Harvey, P.C.
Denver, Colorado

June 28, 2001